

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2014

<u>Via E-mail</u>
Mary E. Smith
Moody National REIT Sponsor, LLC
6363 Woodway Drive
Suite 110
Houston, Texas 77057

>   **Re: Moody National REIT II, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed October 10, 2014**
>   **File No. 333-198305**

Dear Ms. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We have referred your response to comment 5 in our letter dated September 19, 2014 to the Division of Investment Management, which may have further comments. Please engage directly with the staff of the Division of Investment Management referenced below regarding your exemption from registration under the Investment Company Act of 1940.

2.   We have considered your response to comment 6 in our letter dated September 19, 2014. Please describe in greater detail how specific provisions pertaining to: (i) notice before plan suspension, (ii) withdrawal rights, (iii) adjustments to the 5% volume limitation (for availability of additional funds and for requests following death of a stockholder) and (iv) discretionary authority to reject requests are consistent with the relief granted by the Division of Corporation Finance in prior no action letters. We will refer your response to the Office of Mergers and Acquisitions.

Prior Performance Summary, page 70

3.	We have reviewed your response to comment 18 of our letter dated September 19, 2014. Please tell us whether investors for each of the properties set forth on page 71 were passive investors. We note, for example, your disclosure in the footnotes to the table that many tenant-in-common owners appear to have the right to approve the sale of the property or refinancing. If these investors are not passive, please provide us with an analysis as to why the properties referenced in this section should be considered a "program" within the meaning of Industry Guide 5.

Summary Information, page 72

4.	Please disclose the amount of funds Moody National REIT I has raised in its offering to date but has yet to invest. Please also disclose here the amount that Moody National REIT I may still raise in its offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Staff Attorney

cc: Rosemarie A. Thurston
        Gustav F. Bahn
        Alston & Bird LLP